Exhibit 99.1

Navios Maritime Partners L.P.

Announces Acquisition of a

36-Vessel Drybulk Fleet

MONACO, July 27, 2022 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an international owner and operator of dry cargo and tanker vessels, agreed to acquire a 36-vessel drybulk fleet for a gross purchase price of $835.0 million, including the assumption of $441.6 million of bank liabilities, bareboat obligations and finance leasing obligations, subject to debt and working capital adjustments (the “Transaction”), from Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE:NM).

The 36-vessel drybulk fleet consists of 26 owned vessels and 10 chartered-in vessels (all with purchase options) with a total capacity of 3.9 million dwt and an average age of 9.6 years. Assuming Clarksons’ 1-YR TC rate (as of July 22, 2022) and certain operating cost assumptions(1), the acquired vessels are expected to generate approximately $164.0 million of estimated EBITDA and $81.5 million of estimated free cash in 2023.

This acquisition builds upon Navios Partners’ strength in diversification and provides Navios Partners with:

•	A young, known, en-bloc fleet of 36 vessels at an opportune time in the drybulk market

•

Increased scale – post transaction the drybulk and total fleet will increase by 67% and 24%, respectively. NMM will have the third largest drybulk fleet, and the second largest fleet, of US publicly traded companies (based on number of vessels)

•	Rebalanced segment exposure

•	A migration path to a younger, more carbon efficient fleet supported by opportunistically selling older, less carbon efficient vessels

•	Compelling financial returns (based upon the aforementioned 2023 financial estimates)

•	$835.0 million gross purchase price

•	$393.4 million estimated equity

•	EBITDA multiple: 5.1x (Purchase price/estimated EBITDA)

•	Unlevered yield: 20% (estimated EBITDA/gross purchase price)

•	Free cash return on equity: 21% (estimated free cash/estimated equity)

Following the completion of the Transaction, Navios Partners will own and operate a fleet comprised of 90 drybulk vessels, 49 containerships and 49 tanker vessels, including 22 newbuilding vessels to be delivered through the first quarter of 2025.

Approvals

The Transaction was negotiated and unanimously approved by the Conflicts Committee of Navios Partners. The Transaction was also unanimously approved by full board of directors of Navios Partners.

Transaction Closing

The closing of the transaction is subject to customary closing conditions, including consent of the existing mortgage banks.

The first closing involving the transfer of 15 vessels will be completed on or about July 29, 2022, while the second closing involving the remaining 21 vessels will be completed in the third quarter of 2022.

Advisors

Jefferies LLC and S. Goldman Advisors LLC served as financial advisors to the Conflicts Committee of Navios Partners. Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal advisor.

Details of acquired fleet

Vessel	Type	Dwt	Yard	Year built
Owned Vessels
Navios Etoile	Capesize	179,234	Sungdong S.B.	2010
Navios Happiness	Capesize	180,022	Daewoo S.B.	2009
Navios Altamira	Capesize	179,165	Sungdong S.B.	2011
Navios Bonheur	Capesize	179,259	Sungdong S.B.	2010
Navios Corali	Capesize	181,249	Imabari SB	2015
Navios Canary	Capesize	180,528	Tsuneishi Zosen	2015
Navios Antares	Capesize	169,059	Sungdong S.B.	2010
Navios Stellar	Capesize	169,001	Sungdong S.B.	2009
Navios Lumen	Capesize	180,661	STX Shipbuilding	2009
Navios Phoenix	Capesize	180,242	Imabari SB	2009
Navios Herakles I	Kamsarmax	82,036	Nantong COSCO KHI	2019
Navios Uranus	Kamsarmax	81,516	Tsuneishi Zosen	2019
Navios Galaxy II	Kamsarmax	81,789	Tsuneishi Cebu	2020
Navios Felicity I	Kamsarmax	81,946	Nantong COSCO KHI	2020
Navios Magellan II	Kamsarmax	82,037	Nantong COSCO KHI	2020
Rainbow N	Panamax	79,642	New Century S/Y	2011
N Amalthia	Panamax	75,318	Universal S.B.	2006
Navios Taurus	Panamax	76,596	Imabari SB	2005
N Bonanza	Panamax	76,596	Imabari SB	2006
Jupiter N	Post-Panamax	93,062	Taizhou Catic S.B.	2011
Navios Galileo	Panamax	76,596	Imabari SB	2006
Navios Sky	Kamsarmax	82,056	Sanoyas Shipbuilding	2015
Navios Asteriks	Panamax	76,801	Sasebo H.I.	2005
Navios Celestial	Ultra Handymax	58,063	Tsuneishi Zhoushan	2009
Navios Ulysses	Ultra Handymax	55,728	Oshima S.B. Co.	2007
Navios Vega	Ultra Handymax	58,792	Tsuneishi Cebu	2009

Vessel	Type	Dwt	Yard	Year built
Chartered-in Fleet with purchase options
Navios Felix	Capesize—scrubber fitted	181,221	Imabari SB	2016
Navios Obeliks	Capesize—scrubber fitted	181,415	Koyo Dock	2012
Navios Amber	Kamsarmax – scrubber fitted	80,994	JMU Tsu. SY	2015
Navios Coral	Kamsarmax	84,904	Imabari SB	2016
Navios Citrine	Kamsarmax	81,626	Imabari SB	2017
Navios Dolphin	Kamsarmax	81,630	Imabari SB	2017
Navios Gemini(2)	Kamsarmax	81,704	Tsuneishi Cebu	2018
Navios Horizon I (2)	Kamsarmax	81,692	Tsuneishi Cebu	2019
Navios Venus	Ultra Handymax	61,339	Iwagi Zosen	2015
Navios Lyra	Handysize	34,718	SPP Goseong SY	2012

(1)

Operating assumptions include among others: Operating expenses and general and administrative expenses of the acquired fleet in accordance with the existing rates of Navios Partners, charter-in expenses, debt service cost and sale and leaseback payments as per existing agreements of Navios Holdings to be assumed by Navios Partners.

(2)	Purchase option in the form of the right of first refusal and profit share on sale of vessel.

Forward-Looking Statements

This press release contains and will contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including completion of the Transaction and ability to realize the projected advantages of the Transaction, TCE rates and Navios Partners’ expected cash flow generation, future contracted revenues, future distributions and its ability to make distributions going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, its ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters and Navios Partners’ ability to refinance its debt on attractive terms, or at all. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions including global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, the economic condition of the markets in which we operate, shipyards performing scrubber installations, construction of newbuilding vessels, drydocking and repairs, changing vessel crews and availability of financing; potential disruption of shipping routes due to accidents, wars, diseases, pandemics, political events, piracy or acts by terrorists; uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry and liquid cargo shipping sectors in general and the demand for our drybulk, containerships and tanker vessels in particular, fluctuations in charter rates for drybulk, containerships and tanker vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the Securities and Exchange Commission, including its Form 20-Fs and Form 6-Ks. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com